Filed Pursuant to Rule 433 of the Securities Act of 1933
Registration Statement No. 333-229102
Issuer Free Writing Prospectus dated March 1, 2019

 Corporate Presentation  (NASDAQ: CHFS)March 2019  For Investor Purposes Only: Not For Product Promotion

 2  Statement about Free Writing Prospectus  This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof.This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.We have filed a Registration Statement on Form S-1 with the SEC, including a preliminary prospectus dated February 25, 2019 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://sec.gov.Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co. Inc., Attn: Prospectus Department, 277 Park Avenue, 26th Floor, New York, NY 10172, by calling (212) 409-2000 or by email at prospectus@ladenburg.com.

 This presentation contains forward‐looking statements. All forward‐looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties. Various factors could cause actual results to differ materially from these statements including our ability to execute on our commercial strategy and to grow our Aquadex FlexFlow® business, our post-market clinical data collection activities, benefits of our products to patients, our expectations with respect to product development and commercialization efforts, our ability to increase market and physician acceptance of our products, potentially competitive product offerings, intellectual property protection, our expectations regarding anticipated synergies with and benefits of the Aquadex FlexFlow business, and the other risks set forth under the caption “Risk Factors” and elsewhere in our periodic and other reports filed with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10‐K for the fiscal year ended December 31, 2018. We are providing this information as of the date of this presentation and do not undertake to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise. Although the Company believes that the forward‐looking statements are reasonable and based on information currently available, it can give no assurances that the Company’s expectations are correct. All forward looking statements are expressly qualified in their entirety by this cautionary statement.This presentation also contains estimates and other statistical data made by independent parties and by us relating to market shares and other data about our industry. These data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.Aquadex FlexFlow is a registered trademark of CHF Solutions, Inc.  3  Safe Harbor Statement

   Our Vision   Our mission is to improve the quality of life for patients suffering from fluid overload in acute and chronic conditionsThrough our commercial expansion efforts, we strive to be the global leader in fluid management solutions  4  Changing the Lives of Fluid Overloaded Patients with a Clinically Proven Therapy

Upcoming Milestones

Anticipated Milestones	Expected Timing
▪ India distribution agreement initiated	Q1 2019
▪ Brazil distribution agreement initiated	Q1 2019
▪ Baycare hospital system (Florida) therapy Initiation (14 hospitals)	Q1 2019
▪ Baptist hospital system (Memphis) therapy Initiation (18 hospitals)	Q1 2019
▪ FDA 510(k) submission for expanded use of Aquadex in pediatric population	Q2 2019
▪ First patient enrolled Tampa VA outpatient study	Q2 2019
▪ Memorial Herman (Texas) system therapy initiation (14 hospitals)	Q2 2019
▪ Clinical data from Daxor collaboration	2H 2019
▪ FDA 510(k) approval of expanded use of Aquadex in pediatric population	2H 2019
▪ Clinical publication of pediatric use of Aquadex in Acute Kidney Injury patients	2H 2019

For Investor Purposes Only: Not For Product Promotion 5 chf solutions

Significant Worldwide Market Opportunity

Cardiovascular Surgery (CV surgery)

- Over 7 million cardiovascular operations and procedures are performed each year in the US[1], including:
  - 340,000 coronary artery bypass graft (CABG) procedures[2]
  - 180,000 valve procedures[3]
  - 4,000 ventricular assist device (VAD) implants[4]

Pediatrics

- Approximately 12,000 pediatric patients with heart failure[5] and ~29,000 receiving cardiac surgery, ECMO therapy, renal replacement, and solid organ transplants[6]

Heart Failure (HF)

- Over 6 million people suffer from HF in the US[7]
- 1 million patients hospitalized per year in the US for HF[8]
- 90% of HF patient hospitalizations are due to fluid overload[8]
- 68% show sub-optimal response to diuretics[9]

Worldwide market opportunity estimated at **3x US** market[9]

1. 1. Circulation. 2014 January 21; 129(3): e28–e292. 2. https://idataresearch.com/new-study-shows-approximately-340000-cabg-procedures-per-year-in-the-united-states/. 3. https://idataresearch.com/over-182000-heart-valve-replacements-per-year-in-the-united-states/. 4. https://www.mdedge.com/chestphysician/article/148584/heart-failure/lvad-use-soars-elderly-americans . 5. Jayaprasad. Heart Views. 2016 Jul-Sep; 17(3): 92–99. 6. See slide 11 for references. 7. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5494150/. 8. Costanzo MR, et al. J Am Coll Cardiol. 2017;69(19):2428-2445. 9. Testani JM, et al. Circ Heart Failure. 2016;9(1).

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The Market is Pulling Us Beyond Our Initial Target Segment

Market-Driven Approach


New

CV Surgery

- VAD
- CABG
- Valve Replacements
- Transplants


New*

Pediatrics

- Renal Replacement
- Heart Disease
- Cardiac Surgery
- Transplants
- ECMO



Heart Failure

- Inpatient
- Outpatient New

*Subject to FDA clearance of label modification

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Leveraging Acute Need in CV Surgery for Chronic Need in Heart Failure

ACUTE NEED

CV Surgery

- CV Surgery offers *attractive market entry point*:
  - Surgeons generally possess a lot of "power" to initiate new therapies
  - Tech savvy nurses/staff
  - Patients already anticoagulated and have venous access line placed
  - Fluid-in/fluid out known

CHRONIC NEED

Heart Failure

- CV Surgeons can help Aquadex FlexFlow gain a foothold in hospitals
- Leverage surgical use to further penetrate heart failure market opportunity

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Acute Need in Cardiac Surgery: Fluid Overload is Associated with Greater Mortality

Fluid Overload is Associated with 300% Increase in 90 Day Mortality Rates Post CV Surgery

- Retrospective analysis on 1,358 patients who underwent cardiac surgery
- Greater amount of IV fluid during cardiac surgery associated with *three-fold increase* is mortality at 90 days



90-day mortality by intravenous fluid median
1.000
0.975
0.950
0.925
0.900
0
10
20
30
40
50
60
70
80
90
Survival (days)
Mortality rates with Excess Fluid
Mortality with No Excess Fluid
IVF <= Median
IVF > Median

Source: Pradeep, A. et al. HSR Proc IC and Car An. 2010 Mar; 2(4): 287-296

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Aquadex FlexFlow® Provides Significant Clinical and Economic Benefits in CV Surgery

- Modified ultrafiltration reduces duration of assisted ventilation post cardiac surgery[1,2,3]
- Ultrafiltration associated with decreases in certain post-operative complications[4,5,6,7]
- Aquadex FlexFlow not considered renal replacement therapy from a quality reporting standpoint
- No Nephrology consultation required to prescribe Aquadex FlexFlow
- Featured sponsorship of CV usage discussion at Society of Thoracic Surgeons by Daniel Beckles, M.D., Ph.D.


FLUID OVERLOAD IN POST SURGICAL PATIENTS
A STEP TOWARDS PREDICTABLE AND PRECISE FLUID REMOVAL
Physicians face the daily challenge of managing fluid in post-op CV surgical patients. The Aquadex FlexFlow System allows for predictable and precise fluid removal with no significant changes to electrolytes.
READMISSION
Occurs in nearly 20% of patients after cardiac surgery and accounts for an additional 5 days in the hospital
FLUID OVERLOAD
Accounts for 13.5% of readmissions, ranking 3rd most common cause within 30 days and 1st most common cause after 30 days
Contributes to renal dysfunction, arrhythmias, and infection
Associated with increased mortality and ICU length of stay
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1.Luciani GB, et al. Circulation. 2001 Sep 18;104(12 Suppl 1): I253-I259. 2. Kiziltepe, U, et al. Ann Thorac Surg. 2001 Feb;71(2): 684-93. 3. Grunenfelder et al. Eur J of Cardio-Thoracic surgery.2000; 17:77-83. 4. Sahoo TK, et al. Indian J Thorac Cardiovas Surg. 2007 Jun;23(2):116-124. 5. Boodhwani M et al. Eur J Cardiothorac Surg. 6. Torina et al. J of Thorac Cardiovasc Surg. 2012;144:663-70. 7. Papadppoulos et al. Perfusion. 2013;28:306-14.

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   Pediatrics: Providing a Solution in an Underserved Market  Aquadex FlexFlow/ultrafiltration is currently being prescribed by physicians to treat various pediatric conditions:AcuteKidney replacement therapy for neonatal patients (11,000 patients/yr) Cardiac surgery (10,000 procedures/yr)Extracorporeal membrane oxygenation (ECMO) therapy (6,000 procedures/yr)Solid organ transplantation (2,000 procedures/yr)ChronicHeart Disease (12,000 patients/yr) Q2 2019 510(k) filing with FDA for Pediatric Indication    11  2  1  3  4  5  https://www.ncbi.nlm.nih.gov/pubmed/23833312 https://www.cdc.gov/ncbddd/heartdefects/data.htmlhttps://www.ncbi.nlm.nih.gov/pubmed/23246046. https://www.organdonor.gov/about/donors/child-infant.html.http://www.heartviews.org/article.asp?issn=1995-705X;year=2016;volume=17;issue=3;spage=92;epage=99;aulast=Jayaprasad

 Clinical Data: Pediatrics  In critically ill pediatric patients with Acute Kidney Injury, fluid balance and hemodynamic stability are imperative to maintaining adequate intravascular volume to reduce the risk of increased morbidity and mortality primarily through Acute Kidney InjuryIn a pediatric study, a 3% increase in mortality was observed for every 1% increase in fluid overload (FO)1,2Children with more than 20% FO had an odds ratio for mortality of 8.5 compared with children with less than 20% FO.1,2Ultrafiltration may be considered as an alternative to diuretics and other CRRT modalities that can be less effective, less efficient or not well-tolerated.3-6  1. Sutherland SM, et al. American Journal of Kidney Diseases, vol. 55, no. 2, pp. 316-325, February 2010. 2. Gillespie RS, et al. Pediatric Nephrology, vol. 19, no. 12, pp. 1394-1399, December 2004. 3. Wang S, et al. Perfusion., vol. 27, no. 5, pp. 438-46, Sep 2012. 4. Askenazi D, et al. Pediatr Nephrol., vol. 31, no. 5, pp. 853-860, May 2016. 5. Chakravarti S, et al. Pediatr Rep., vol. 8, no. 2, p. 6596, 23 Jun 2016. 6. Raina R, et al. PLoS ONE, vol. 12, no. 5, p. e0178233, 30 May 2017.    12

Significant Opportunity in Heart Failure For Outpatient Setting

VA/Department Of Defense Opportunity

- Goal of VA/DOD health systems is to avoid HF hospital admissions
- Tampa VA conducting clinical study on outpatient use of Aquadex FlexFlow
  - Q2 2019 initiation
- $6.5M blanket purchase agreement received for outpatient trial at Tampa VA

Hospital and Health System Opportunity

- Goal is to manage HF patients proactively to avoid 30 day readmissions
- 2 hospitals currently offering Aquadex FlexFlow therapy in an outpatient setting:
  - Christ Hospital in Cincinnati
  - Medstar Good Samaritan in Baltimore

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We Are Evaluating New Predictive Diagnostic Tools

- Physicians need new diagnostic tools to better manage fluid overload to:
  - Assess which patients are best candidates for ultrafiltration
  - Target how much fluid to remove
  - Know when the patient is approaching dry weight and to discontinue ultrafiltration
- We are evaluating diagnostic technology internally and with partners:

DAXOR THE BLOOD VOLUME COMPANY

Daxor Corporation: (NYSE: DXR) Daxor is providing clinically-proven blood volume analysis

NImedical

NIMedical, Inc.: NIMedical has developed new capabilities in using bio-impedence to assess fluid levels in humans

AcQtrac System, acquired in mid-2018: designed to noninvasively provide real-time measurements of hemodynamic parameters in fluid overload

For Investor Purposes Only: Not For Product Promotion 14 chf solutions

Our collaboration with Daxor Corporation

- We are collaborating with Daxor to improve outcomes for fluid overloaded patients
  - Daxor has published clinical trials demonstrating their BVA-100 provides significant benefit to assess fluid status[1]:
    - Unique actionable results: 98% accurate quantification of blood volume, plasma volume, and red cell volume
    - Lower 30-day mortality by over 82% and readmission by 56% in heart failure[2] when care is individualized using BVA.
    - 365-day mortality reduced by 86%
    - Rapid, noninvasive technique gives results in under 60 minutes, inpatient bedside or outpatient settings
  - CHF Solutions and Daxor expect to complete a clinical evaluation to demonstrate improved outcomes in the second half of 2019
  - If clinical evaluation successful, we expect to initiate a co-marketing arrangement in the second half of 2019

1. Strobeck JE, et al. ACC 2018;1105-104, Propensity-score control matching analysis was performed for 245 consecutive HF admissions to a community hospital (Sept 2007–Apr 2014, age 78±10 yrs, HFrEF 50%, Stage 4 CKD 30%). Total blood volume (TBV) and red blood cell volume (RBCV) were measured at admission by an I-131 labeled albumin indicator-dilution technique [Daxor BVA-100]. Decongestion strategy targeted TBV to 6%-8% above patient-specific norm. Anemia was corrected with iron, epoetin, and/or packed red blood cells. Controls derived from CMS data were matched 10:1 for demographics, comorbidity, and year of treatment.

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 Excess fluid, primarily salt and water, builds up throughout the body resulting in weight gainCan result in breathing distress and ER admissionCauses include:Heart Failure (HF)1Nephrotic Syndrome1Liver Damage1Kidney Damage1Pre- and Post-Cardiothoracic Surgery2,3,4Treatment for Burns or Trauma5  What is Fluid Overload?  1. Lewis JL, et al. Volume Overload. Merck Manual (Professional Version). Nov 2016. 2. Holte K, et al. Br J of Anaesth. 2002 Oct; 89 (4) 622-32. 3. Morin JF, et al. World Journal of Cardio Surgery, 2011; 1, 18-23. 4. Pradeep A, et al. HSR Proceedings in Intensive Care and Cardiovascular Anesthesia 2010; 2: 287-296. 5. https://www.renalandurologynews.com/nkf-2012-general-news/fluid-overload-in-burn-patients-affects-survival/article/240978/.   16

Fluid Overload Causes Significant Complications

- Linked to mortality in critically ill patients[1]
- Associated with dangerous complications, such as[1]:
  - Pulmonary Edema
  - Cardiac Failure
  - Delayed Wound Healing
  - Tissue Breakdown
  - Impaired Bowl Function
- May contribute to renal dysfunction, arrhythmias, and infection[2]


Coughing
Tiredness
Shortness of breath
Pulmonary edema (excess fluid in lungs)
Pumping action of the heart grows weaker
Pleural effusion (excess fluid around lungs)
Swelling in abdomen (ascites)
Swelling in ankles and legs

1. Granado R, et al. Fluid Overload in the ICU: Evaluation and Manageement. BMC Nephrology (2016) 17:109 2. Stein A, et al. Critical Care. 2012;16:R99.

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Medicare Penalizes Hospitals with Excessive HF Readmissions

In 2012, the Affordable Care Act instituted the Hospital Readmission Reduction Program[1]

- **Requirement**: CMS to reduce payments to hospitals with excess readmissions
- **Penalty**: hospitals can lose ≤3% of Medicare reimbursement on all admissions
- **2017 Update** from Journal American Medical Association (JAMA):[2]
  - Decrease in heart failure related readmissions but increase in 30-day and 1 year mortality rates



1. Readmissions Reduction Program (HRRP). Centers for Medicare & Medicaid Services website. Updated April 18, 2016. Accessed May 25, 2016. 2. Journal of the American Medical Association (JAMA), November 2017

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Economic Benefits of Using Aquadex FlexFlow in the Inpatient Heart Failure Setting

- Ultrafiltration has shown significant decreases in heart failure ***rehospitalizations and rehospitalization lengths of stay*** compared to diuretics[1]

- Recent analysis demonstrated a cost savings of ***$3,975 per patient*** when using ultrafiltration versus diuretic therapy over 90 days[2]

- An Aquadex FlexFlow program reduces excess readmissions and reduces Medicare DRG penalties


Ultrafiltration vs. Diuretics for the Treatment of Fluid Overload in Patients with Heart Failure: A Hospital Cost Analysis
Background
Objective
Methods
Figure 1: Decision Analytic Framework*
Results
Figure 2: Hospital Readmission Costs per Patient at 90 Days following Discharge
Figure 3: Tornado Diagram for One-way Sensitivity Analysis
Conclusion

1. Costanzo MR et al. J Am Coll Cardiol. 2007;49(6):675-683. 2. Costanzo MR, et al. Ultrafiltration vs. Diuretics for the Treatment of Fluid Overload in Patients with Heart Failure: A Hospital Cost Analysis. Value Health.

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Diuretics are the Standard of Care, but Fail to Provide Optimal Outcomes in Many Patients

- 40% of patients demonstrate **diuretic resistance** ("failure") and 68% show **sub-optimal response**[1]
- Nearly 50% of HF patients are discharged from the hospital with residual excess fluid:[2]
  - Worsening heart failure with **increased mortality** after discharge
  - Insufficient symptom relief, such as **persistent congestion**
  - Increase in **re-hospitalization** rates
  - Risk of **electrolyte imbalances** (i.e. low magnesium and low potassium)



1. Testani, Circ Heart Failure, 2016;9:e002370 2. Costanzo MR, et al., J Am Coll Cardiol., 2017; 69: 2428-45

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Aquadex FlexFlow System: A Solution to this Unmet Clinical Need

- Safe, effective, and clinically proven to remove excess salt and water from the body
- 40% more fluid removal than conventional diuretic drug therapy over the same period of time[1]
- No clinically significant impact on electrolytes balance, blood pressure, or heart rate[1,2]
- Prescribed by any medical specialty trained in extracorporeal therapy
- 53% reduction in the risk of HF rehospitalization than those treated solely with diuretics at 90 days[3]
- Fewer HF re-hospitalization days due to cardiovascular event[4]



1 Bart BA, et. al., *Am Coll Cardiol.*, 2005;46:2043– 6. 2 Jaski BE et al. J Card Fail. 2003; 9(3):227-231. 3 Costanzo MR, et al. *J Am Coll Cardiol*. 2007 Feb 13; 49(6): 675-683. 4. Costanzo MR, et. al., *J Am Coll Cardiol.*, 2005;46:2047–51.

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       Aquadex FlexFlow Product Overview  Aquadex FlexFlow Console  Dual Lumen venous catheter   Blood Circuit Set  22

Clinical Results Demonstrate the Potential of Aquadex FlexFlow

Good Samaritan Hospital-A Single Center Experience

Independent study of 67 heart failure patients who received Aquadex FlexFlow therapy:

- No 30-day readmits for volume overload
- Length of stay when started within 24 hours was 2.2 days, compared to national average of 5.9 days
- Readmission rate from before aquapheresis down from 12% to 4% the year prior
- Average of 5.7 liters removed per patient

Data presented at the National Teaching Institute & Critical Care Exposition (NTI) in Chicago, IL on May 5-8, 2008. Results may vary.



For Investor Purposes Only: Not For Product Promotion 23 chf solutions

The Aquadex Flexflow System Has Been Studied In More HF Patients Than All Other Ultrafiltration Systems Combined

Study Name	Study Design	# of Patients	Rationale	Publication Date
SAFE	Multi-center, prospective, single-arm	21	IDE for 510k	2003 JCF
EUPHORIA	Single-center, prospective, single-arm	20	Early Ultrafiltration (UF) in diuretic resistance	2005 JACC
RAPID-HF[1]	Multi-center, prospective, RCT	40 20 UF/20 SC	Early UF vs Diuretics	2005 JACC
UNLOAD[1]	Multi-center, prospective, RCT	200 100 UF/100 SC	UF vs SC	2007 JACC
CARRESS-HF[1]	Multi-center, prospective, RCT	188 94 UF/94 SC	UF vs SC patients with cardiorenal syndrome	2012 NEJM
AVOID-HF[1]	Multi-center, prospective, RCT	224 110 UF/114 SC (810 planned)	UF vs SC to evaluate readmissions	2016 JACC:HF

Highest Level of Evidence: Level 1 (Randomized Clinical Trial)[1]

1. Level of Evidence Grading Scale as Adapted from the Oxford Centre for Evidence-based Medicine (2009)

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Clinical Guidelines Support Use of Ultrafiltration


YOUR CO
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Preferred Pharmacy

ACC/AHA – American College of Cardiology/ American Heart Association[1]

Ultrafiltration may be considered for patients with obvious volume overload to alleviate congestive symptoms and fluid weight, or with refractory congestion not responding to medical therapy

HFSA - Heart Failure Society Of America[2]

Ultrafiltration may be considered in lieu of diuretics

ESC / HFA - European Society of Cardiology and Heart Failure Association[3]

Venovenous isolated ultrafiltration is sometimes used to remove fluid in patients with HF, although is usually reserved for those unresponsive or resistant to diuretics

CCS - Canadian Cardiovascular Society[4]

Patients with persistent congestion despite diuretic therapy, with or without impaired renal function, may, under experienced supervision, receive continuous venovenous ultrafiltration

1 Yancy CW, et al. *J Am Coll Cardiol.* 2013 Oct 15; 62(16): e147-e239.
2 HFSA 2010 Comprehensive Heart Failure Practice Guidelines: Lindenfeld J, et al. J Card Fail. 2010 Jun; 16(6): 475 – 539.
3 ESC Guidelines for the diagnosis and treatment of acute and chronic heart failure 2012: McMurray JJ, et al. Eur Heart J. 2012 Jul; 33(14): 1787 – 1847.
4 2012 Canadian Cardiovascular Society Heart Failure Management Guidelines Update: McKelvie RS, et al. Can J Cardiol. 2013 Feb; 29(2): 168 – 181.

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chf solutions

 US based direct sales force with 13 sales territories and 5 clinical education specialistsDistribution partners in UK, Italy, Germany, Spain, Singapore, Hong Kong, Thailand, India and BrazilFDA 510(k) market cleared in US; sold internationally with local regulatory approvalManufacturing all products in our Minneapolis, MN facility  Expanding Commercial Distribution  26

 27  We have delivered double-digit year-over-year quarterly growth for the last 7 quarters  Financial Metrics  We have increased quarterly revenue and stabilized our cash utilization  $ in thousands  Quarterly Cash Burn  $3,100  $5,000  $3,500  $3,300  $2,800    Quarterly Revenue, YoY Growth and Cash Burn

 Capitalization as of December 31, 2018    Common Shares Outstanding (Nasdaq CHFS)  513,445  Series F Convertible Preferred (1)  18,190  Options (weighted average exercise price $61.25)  140,546  Warrants (2) (weighted average exercise price $50.23)  599,293  RSUs  3  Fully Diluted Shares  1,271,477  Capitalization (*)  Convertible at $29.68 per share, anti-dilution rights to next offering priceConsists of 554,322 warrants exercisable at $29.68, expiring Nov 2019 and Nov 2024; 9,494 warrants exercisable at $63.0, expiring Nov 2024; and 35,477 warrants exercisable at a weighted average exercise price of $367.89, expiring Feb 2022-Feb 2025. No anti-dilution provision on the warrants.  (*) no outstanding debt  Cash: $5.5M as of December 31, 2018  28

CHF Solutions Investment Considerations

- **Rapidly growing, revenue generating, medical device company**
- **Expanding commercial focus beyond initial market**:
  - **Heart Failure**: our largest market opportunity, pursing diagnostic opportunities to expand adoption. Increasing focus in outpatient hospital clinics and leveraging Tampa VA outpatient clinical study
  - **Cardiac Surgery:** leveraging acute need and clinical and economic benefits to drive adoption
  - **Pediatrics:** providing a solution to an underserved market and seeking label modification
- **US commercial footprint and growing international distributor network**
  - U.S-based direct sales force and clinical education support specialists
  - Growing international distribution network
- **Anticipated milestones**
  - Tampa VA first patient enrollment in outpatient study – Q2 2019
  - Pediatric label expansion: 2H 2019
  - Therapy initiation in several hospital systems for CV Surgery and Heart Failure

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chf solutions

Claudia Napal DraytonChief Financial Officer CHF Solutions, Inc. 952-345-4205claudia.drayton@chf-solutions.com -or- Bret ShapiroManaging PartnerCORE IR516-222-2560brets@coreir.com  For More Information  Investor Relations:CHF Solutions, Inc.ir@chf-solutions.com